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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITES EXCHANGE ACT OF 1934

For the month of **June, 2006**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   No   X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date: June 30, 2006	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (05-06)

NOTICE TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED APRIL 30, 2006

ROYAL STANDARD MINERALS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Royal Standard Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the January 31, 2006 audited consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors' of Royal Standard Minerals Inc. have not performed a review of the unaudited consolidated financial statements for the three months ended April 30, 2006 and April 30, 2005.

ROYAL STANDARD MINERALS INC.
CONSOLIDATED BALANCE SHEETS (PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

	April 30, 2006 (Unaudited)	January 31, 2006 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 14,443,971	$ 795,095
Funds in trust	106,796	-
Short-term investments (market value $453,066; 2004 - $436,378)	453,066	436,378
Marketable securities	86,124	86,124
Receivables	10,270	1,261
Due from related parties	126,342	126,342
	15,226,569	1,445,200
Reclamation bond	131,767	131,767
Exploration properties (Note 3)	4,215,186	3,810,519
Equipment	1,491,691	1,258,994
	$ 21,065,213	$ 6,646,480
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 582,428	$ 221,733
Asset retirement obligation	131,767	131,767
	714,195	353,500
SHAREHOLDERS' EQUITY		
Capital stock (Note 4)	20,794,216	11,832,670
Shares to be issued	110,000	119,325
Warrants (Note 6)	7,409,295	1,440,009
Contributed surplus	2,364,866	2,364,866
Deficit	(10,327,359)	(9,463,890)
	20,351,018	6,292,980
	$ 21,065,213	$ 6,646,480

ROYAL STANDARD MINERALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (PREPARED BY MANAGEMENT)
(UNAUDITED)
(Expressed in United States Dollars)

| | Three Months Ended April 30, | |
	2006	2005
EXPENSES AND INTEREST INCOME		
General and administrative	$ 80,147	$ 43,452
Consulting fees	236,862	48,633
Amortization	100,768	2,881
Foreign exchange loss	454,942	3,516
Stock option compensation	-	243,784
Interest income	(9,250)	-
	863,469	342,266
NET LOSS FOR THE PERIOD	(863,469)	(342,266)
DEFICIT, BEGINNING OF PERIOD	(9,463,890)	(7,859,147)
DEFICIT, END OF PERIOD	$ (10,327,359)	$ (8,201,413)
Basic and diluted loss per share (Note 7)	$ 0.01	$ 0.01
Weighted average number of shares outstanding	60,035,942	46,145,408

ROYAL STANDARD MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)
(UNAUDITED)

	Three Months Ended April 30,	
	2006	2005
CASH FLOWS USED IN OPERATING ACTIVITIES		
Net loss for the period	$ (863,469)	$ (342,266)
Add back:		
Amortization	100,768	2,881
Stock option compensation	-	243,784
Changes in non-cash working capital:		
Receivables	(9,009)	54,698
Accounts payable and accrued liabilities	360,695	(67,489)
	(411,015)	(108,392)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common shares, net of share issue costs	14,811,507	2,730,984
Shares to be issued	110,000	85,323
	14,921,507	2,816,307
CASH FLOWS USED IN INVESTING ACTIVITIES		
Short-term investments	(16,688)	-
Exploration properties	(404,667)	(574,599)
Funds in trust	(106,796)	-
Purchase of equipment	(333,465)	-
	(861,616)	(574,599)
Change in cash and cash equivalents	13,648,876	2,133,316
Cash and cash equivalents, beginning of period	795,095	392,697
Cash and cash equivalents, end of period	$ 14,443,971	$ 2,526,013

ROYAL STANDARD MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
THREE MONTHS ENDED APRIL 30, 2006
(Expressed in United States Dollars)
(UNAUDITED)

1. The Company and operations

    Royal Standard Minerals Inc. (the "Company" or "Royal") is a publicly held company, engaged in the acquisition, exploration and development of gold and silver resource properties. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

    The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

    The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for complete consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended April 30, 2006 may not necessarily be indicative of the results that may be expected for the year ending January 31, 2007.

    The consolidated balance sheet at January 31, 2006 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual consolidated financial statements for the year ended January 31, 2006. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended January 31, 2006.

2. New accounting pronouncements

    In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments – Recognition and Measurement and Handbook Section 3865, Hedges. These standards are effective for interim and annual consolidated financial statements for the Company's reporting periods beginning November 1, 2006.

3. Exploration properties

    The following table reflects the exploration properties and expenditures during the three months ended April 30, 2006:

	January 31, 2006	Additions (1)	April 30, 2006
Gold Wedge Project	$ 2,636,862	$ 363,056	$ 2,999,918
Como Project	108,050	-	108,050
Railroad Project	175,670	-	175,670
Pinon Project	762,285	41,611	803,896
Fondaway Project	127,652	-	127,652
	$ 3,810,519	$ 404,667	$ 4,215,186

    (1) Refer to the Statement of Exploration Expenditures as of April 30, 2006 for a breakdown of material costs.

ROYAL STANDARD MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
THREE MONTHS ENDED APRIL 30, 2006
(Expressed in United States Dollars)
(UNAUDITED)

4.   Capital Stock

Authorized
Unlimited number of common shares

| | April 30, 2006 | |
ISSUED	Shares	Amount
Balance, beginning of period	57,822,578	$ 11,832,670
Private placement (1)	12,975,967	13,286,762
Private placement - warrant valuation (1)	-	(6,643,382)
Shares issued on warrant exercise	5,521,043	2,400,453
Warrant exercise - valuation	-	674,096
Cost of issue - cash	-	(756,383)
Balance, end of period	76,319,588	$ 20,794,216

(1) On April 27, 2006, the Company completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable at $1.75 CDN into one common share of the Company until April 26, 2008.

The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 638%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants is $6,643,382 ($7,461,182 CDN).

5.   Stock Options

The following table reflects the continuity of stock options:

	NUMBER OF STOCK OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE $ (CDN)
Balance, January 31, 2006 and April 30, 2006	5,670,000	0.33

ROYAL STANDARD MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
THREE MONTHS ENDED APRIL 30, 2006
(Expressed in United States Dollars)
(UNAUDITED)

5. Stock Options (continued)

The following table reflects the stock options outstanding as at April 30, 2006:

Expiry Date	Exercise Price CDN ($)	Options Outstanding	Black-Scholes Value ($)
May 25, 2006	0.17	880,000	-
April 25, 2007	0.26	960,000	-
May 13, 2007	0.40	555,000	-
December 12, 2008	0.265	220,000	40,340
May 4, 2009	0.36	675,000	127,386
April 13, 2010	0.39	1,000,000	297,528
May 16, 2010	0.29	1,080,000	232,098
January 20, 2011	0.87	300,000	209,380
		5,670,000	906,732

The following table reflects the continuity of contributed surplus:

	Amount
Balance, January 31, 2006 and April 30, 2006	$ 2,364,866

6. Warrants

The following table reflects the share purchase warrants and agent warrants currently outstanding and their corresponding fair values:

Expiry	Price ($) CDN	Number	Value ($)
March 31, 2007	0.50	4,418,737	631,977
April 26, 2007	0.50	211,500	29,379
April 29, 2007	0.50	25,000	3,436
May 5, 2007	0.50	540,500	101,121
April 26, 2008	1.75	6,487,984	6,643,382
		11,683,721	7,409,295

ROYAL STANDARD MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
THREE MONTHS ENDED APRIL 30, 2006
(Expressed in United States Dollars)
(UNAUDITED)

7. Basic and diluted loss per share

Basic loss per share has been determined by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share is the same as basic loss per share. The Company's stock options and warrants were not included in the diluted loss per share calculation because it would have had an anti-dilutive effect.

8. Income taxes

The estimated taxable income for the period ended is $nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not that Royal will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on Royal's actual losses for tax purposes, refer to the January 31, 2006 audited consolidated financial statements.

9. Subsequent Events

On May 2, 2006 the Company granted 3,140,000 common share stock options to certain directors and a consultant. The options are exercisable at $1.44 CDN for a period of 5 years. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 859%, risk-free interest rate of 4.36% and an expected life of 5 years. The value assigned to the options is $4,086,399 ($4,521,600 CDN).

ROYAL STANDARD MINERALS INC.
STATEMENT OF EXPLORATION EXPENDITURES (PREPARED BY MANAGEMENT)
THREE MONTHS ENDED APRIL 30, 2006
(Expressed in United States Dollars)
(UNAUDITED)

Mineral Property Additions During the Period

| | Three Months Ended April 30, | |
	2006	2005
Gold Wedge Project		
Drilling, assays and related field work	$ 302,011	$ 526,480
Project administration and general	50,975	-
Property acquisition and holding costs	10,070	-
	$ 363,056	$ 526,480
Como Project		
Field work	$ -	$ 7,059
Pinon Project		
Project administration and general	$ 41,611	$ 10,692
Other		
Drilling and related field work	$ -	$ 28,789
Total additions	$ 404,667	$ 573,020